Filed by Deutsche Telekom AG
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International AG
Exchange Act File Number 82-5125

Last revised: Oct. 9, 2004, 12.30 p.m.
Status: modified

T-Online project
Mail Direct
(to T-Online employees)

Dear Colleagues,

        I would like to inform you today on a timely basis on an important decision adopted by the Supervisory Board of Deutsche Telekom AG in an extraordinary meeting on Saturday.

        Following thorough consideration and detailed analysis of all scenarios, Deutsche Telekom has come to the conclusion that, in order to meet our ambitious goals in the growth segment of broadband/fixed network, T-Online should be consolidated by means of a merger into Deutsche Telekom.

        Deutsche Telekom is sure that the new strategic business unit of Broadband/Fixed Network—positioned on the market under the uniform T-Com brand—will generate excellent performance and better realize synergy potential and will be all-round more efficient than under the current structure.

        T-Online will, however, remain intact as a separate organizational unit and will continue to be a product brand on the market; its high profile, customer trust and the quality promise associated with the brand alone advocate this. Regardless of its legal form, T-Online will continue to have its own management and profit and loss responsibility in the future. As a product brand, T-Online will continue to stand for IP-based services at Deutsche Telekom. It will thus remain the marketing and product arm of Deutsche Telekom for Internet in the mass market and the Internet service provider of Deutsche Telekom. T-Online has to enhance its further development at an international level; there is no question of a full integration of T-Online into T-Com.

        There will be no winners or losers in the process of this strategic reorientation. The Group will be able to tap its growth potential considerably more effectively, and we will all benefit from this.

        Dear colleagues, I appreciate your commitment, your expertise and your creativity, which have enabled you to do an excellent job in the past. And I very much hope that you will take the same committed, motivated and efficient approach to your work under the new organizational structure. Only then will we be able to realize the expected advantages. I am relying on you—and I am counting on you.

Yours sincerely,
Kai-Uwe Ricke

Disclaimer

        This document contains forward-looking statements, which are based on current assumptions and projections of the management of Deutsche Telekom AG. Various known and unknown risks, uncertainties and other factors may cause the actual results, including Deutsche Telekom AG's financial position and profitability, to significantly deviate from the estimates underlying these statements. These factors include those detailed in our reports to the Frankfurt Stock Exchange and the United States Securities and Exchange Commission (incl. Form 20-F). The company does not assume any obligation to update these forward-looking statements or to adapt them to future events and developments.

        You are advised to read the prospectus regarding the business combination transaction referenced in this document, when it becomes available, because it will contain important information. The prospectus will be filed with the United States Securities and Exchange Commission (SEC) by Deutsche Telekom AG. You may obtain a free copy of the prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the prospectus and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany.